3/30

04010968

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Golden Raven Resources

*CURRENT ADDRESS

**FORMER NAME

PROCESSED APR 01 2004 THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 2897 FISCAL YEAR 9-30-03

Complete for initial submissions only ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 3/31/04

82-2897

SmytheRatcliffe
CHARTERED ACCOUNTANTS

04 MAR 30 AM 7:21

RECEIVED
MAR 29 2004
187
PROCESSING SECTION

GOLDEN RAVEN RESOURCES LTD.

Financial Statements
September 30, 2003 and 2002

SmytheRatcliffe.com

7th Floor, Marine Building

355 Burrard Street

Vancouver, B.C. V6C 2G8

SmytheRatcliffe
CHARTERED ACCOUNTANTS

facsimile: 604.688.4675

telephone: 604.687.1231

AUDITORS' REPORT

TO THE SHAREHOLDERS OF GOLDEN RAVEN RESOURCES LTD.

We have audited the balance sheets of Golden Raven Resources Ltd. as at September 30, 2003 and 2002 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Smythe Ratcliffe

Chartered Accountants

Vancouver, British Columbia
February 12, 2004

GOLDEN RAVEN RESOURCES LTD.
Balance Sheets (note 1)
September 30

		2003		2002
Assets				
Current				
Cash	$	649	$	0
GST receivable		5,020		1,152
		5,669		1,152
Deposit on Properties (note 4)		33,650		0
	$	39,319	$	1,152
Liabilities				
Current				
Accounts payable and accrued liabilities	$	82,276	$	86,038
Due to related parties (note 6)		136,051		65,040
Due to shareholders (note 6)		42,308		16,465
		260,635		167,543
Capital Stock and Deficit				
Capital Stock (note 5 (b))		4,656,736		4,650,136
Special Warrants (note 5(d))		111,450		0
Deficit		(4,989,502)		(4,816,527)
		(221,316)		(166,391)
	$	39,319	$	1,152

Approved on behalf of the Board:

.... Director
William McKee

.... Director
Craig Thomas

See notes to financial statements.

GOLDEN RAVEN RESOURCES LTD.
Statements of Operations and Deficit
Years Ended September 30

	2003	2002
Administrative Expenses		
Legal and accounting fees	$ 63,334	$ 11,240
Management fees	60,000	60,000
Salaries and benefits	16,626	19,031
Regulatory and transfer agent fees	11,798	10,791
Office	11,448	9,040
Travel and promotion	7,269	0
Shareholder relations	2,500	0
Mineral properties written off	0	10,000
Net Loss for Year	172,975	120,102
Deficit, Beginning of Year	4,816,527	4,696,425
Deficit, End of Year	$ 4,989,502	$ 4,816,527
Net Loss per Share	$ (0.02)	$ (0.01)
Weighted Average Number of Common Shares Outstanding	8,104,927	7,856,971

See notes to financial statements.

GOLDEN RAVEN RESOURCES LTD.
Statements of Cash Flows
Years Ended September 30

	2003	2002
Operating Activities		
Net loss	$ (172,975)	$ (120,102)
Item not involving cash		
Write-off of resource property	0	10,000
Operating Cash Flow	(172,975)	(110,102)
Changes in Non-Cash Working Capital		
GST receivable	(3,868)	(646)
Accounts payable and due to related parties	67,249	31,119
	63,381	30,473
Cash Used in Operating Activities	(109,594)	(79,629)
Investing Activity		
Acquisition of resource property	(33,650)	(10,000)
Financing Activities		
Issuance of special warrants	111,450	0
Share options exercised	6,600	0
Issuance of shares for cash	0	109,650
Advances from (repayments to) shareholder	25,843	(20,347)
Cash Provided by Financing Activities	143,893	89,303
Inflow (Outflow) of Cash	649	(326)
Cash, Beginning of Year	0	326
Cash, End of Year	$ 649	$ 0
Supplemental Cash Flow Information		
Interest paid	$ 0	$ 0
Income tax paid	$ 0	$ 0

See notes to financial statements.

1. GOING-CONCERN

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a going concern basis. This presumes funds will be available to finance on-going development, operations and capital expenditures and the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future.

The Company has no capital resources presently available to meet obligations which normally can be expected to be incurred by similar companies . The Company has a working capital deficiency of $254,966 at September 30, 2003 ($166,391 at September 30, 2002) and has an accumulated deficit of $4,989,502 (2002 - $4,816,527). These factors raise substantial doubt about the Company's ability to continue as a going concern and is dependent on its ability to obtain and maintain an appropriate level of financing on a timely basis and to achieve sufficient cash flows to cover obligations and expenses. Management is continuously working to obtain financing. The outcome of these matters cannot be predicted. These financial statements do not give effect to any adjustments to the amounts and classifications of assets and liabilities which might be necessary should the Company be unable to continue its operations as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Investments in and expenditures on resource properties

Acquisition costs of resource properties, rights and options together with direct exploration and development expenditures thereon are deferred in the accounts on a property-by-property basis. The expenditures related to a property from which there is production, together with the costs of production equipment will be depleted and depreciated using the unit-of-production method based upon the estimated proven reserves. When there is little prospect of further work on a property being carried out by the Company or when minerals cannot be economically removed due to the current market price of the minerals, the costs of the property are charged to operations.

(b) Flow-through common shares

The Company finances a portion of its exploration programs with flow-through common share issues. Income tax deductions relating to these expenditures are claimable only by the investors. Proceeds from common shares issued pursuant to flow-through financings are credited to capital stock.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) Net loss per share

Net loss per share computations are calculated based upon the weighted average number of common shares outstanding during the year. Diluted loss per share has not been presented separately as the outstanding stock options and warrants are anti-dilutive.

(d) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

(e) Stock-based compensation plans

Options granted to employees are accounted for using the settlement value method and so, accordingly, no compensation expense is recorded in the financial statements for those options granted. Options granted to non-employees are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing method.

Effective October 1, 2003 all options, regardless of whether granted to employees or non-employees, must be accounted for using the fair value method. The Company can therefore opt to prospectively adopt this new policy beginning October 1, 2003, or retroactively beginning October 1, 2004.

3. REALIZATION OF ASSETS

The deposit on resource properties (note 4) comprises significantly all of the Company's assets. Realization of the Company's investment in this asset is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal.

4. DEPOSIT ON RESOURCE PROPERTIES

The Company has signed a letter of intent to purchase mineral leases consisting of 15,000 acres located in Breathitt County in Kentucky, U.S.A. An asset evaluation report in May, 2000 stated there to be considerable tonnage of minable high-grade, low sulphur coal as well as substantial crude oil reserves on the properties. The properties lie astride of the "Highland oil pool".

On July 2, 2003, the Company paid an initial deposit of $33,650 (US $25,000) toward the formal sale and purchase agreement. Upon regulatory approval, the Company will be required to pay US $225,000 and issue 300,000 shares to the vendor based upon a performance schedule approved by the TSX-Venture Exchange.

5. CAPITAL STOCK

(a) Authorized

100,000,000 Common shares without par value
100,000,000 Preference shares with a par value of $1 each of which 1,328,250 are designated Series "A" shares

(b) Issued

	2003		2002	
Common shares	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of year	8,085,971	$ 4,650,136	7,520,971	$ 4,540,486
Issued during year for cash				
Upon exercise of share purchase options	60,000	6,600	365,000	81,650
Upon exercise of share purchase warrants	0	0	200,000	28,000
Returned to treasury	(500)	0	0	0
	59,500	6,600	565,000	109,650
Balance, end of year	8,145,471	$ 4,656,736	8,085,971	$ 4,650,136

(c) Share purchase options

On October 23, 2002, the Company issued 1,600,000 director and employee incentive stock options at a price of $0.11 per share which can be exercised for a period of two years.

Details of the status of the Company's stock option plans are as follows:

	2003		2002	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of year	0	$ 0.00	1,300,000	$ 0.31
Granted	1,600,000	$ 0.11		
Exercised	(60,000)	$ 0.11	(365,000)	$ 0.31
Expired	0	$ 0.00	(935,000)	$ 0.31
Outstanding, end of year	1,540,000	$ 0.11	0	$ 0.31

5. **CAPITAL STOCK** (Continued)

(c) Share purchase options (Continued)

At September 30, the following share purchase options were outstanding:

		Number of Shares	
Expiry Date	Exercise Price	**2003**	**2002**
October 23, 2004	$ 0.11	1,540,000	0

The Company applies the settlement method in accounting for its stock options granted to employees, and accordingly, no compensation expense is recorded in these financial statements for those options granted. Had compensation expense been determined as provided in the fair value method using the Black-Scholes options pricing model, the pro-forma effect on the Company's net loss and per share amounts for the year ended September 30, 2003 would have been as follows:

Net loss, as reported	$ (172,975)
Net loss, pro-forma	$ (228,655)
Loss, per share, as reported	$ (0.02)
Loss, per share pro-forma	$ (0.03)

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for options granted to non-employees. During the year ended September 30, 2003, the Company did not grant any stock options to non-employees and as a result, no additional compensation was recognized in the books of the Company for the period.

5. **CAPITAL STOCK** (Continued)

(c) Share purchase options (Continued)

The fair value of each option grant is calculated using the following weighted average assumptions:

Expected life (years)	2.0
Interest rate	3.00%
Volatility	66.03%
Dividend yield	0.00%

(d) Special warrants

On May 26, 2003, the Company announced a private placement of up to 1,500,000 special warrants ("warrants") at a price of $0.10 per warrant. Each warrant entitles the holder thereof, upon exercise and without payment of any additional consideration, to acquire one share and one share purchase warrant. Each share purchase warrant entitles the holder thereof to purchase for a two year period one additional share at the price of $0.12 in the first year and $0.14 in the second year. As at September 30, 2003, 1,114,500 special warrants were purchased.

6. **RELATED PARTY TRANSACTIONS**

(a) Management fees of $60,000 (2002 - $60,000) were charged by a company controlled by a director.

(b) Salaries of $16,626 (2002 - $19,031) were paid to a party related to an officer of the Company.

(c) Amounts due to shareholders and related parties bear no interest and have no stated terms for repayment.

(d) Legal fees include $50,160 charged by a law firm in which a director is a partner.

7. INCOME TAX LOSSES

The components of the future income tax assets are as follows:

	2003	2002
Future income tax assets		
Non-capital loss carry-forwards	$ 1,401,000	$ 1,402,000
Unused cumulative Canadian exploration expenses	1,128,000	1,118,000
Unused cumulative foreign exploration and development expenses	1,547,000	1,719,000
	4,076,000	4,239,000
Approximate tax rate	40%	40%
	1,630,000	1,695,830
Less: Valuation allowance	(1,630,000)	(1,695,830)
	$ 0	$ 0

The valuation allowance reflects the Company's estimate that the tax assets, more likely than not, will not be realized.

The Company has operating losses which may be carried forward to apply against future years' income for Canadian income tax purposes. The tax effect has not been recorded in the financial statements. These losses expire as follows:

Available to	2003	2002
2003	$ 0	$ 174,000
2004	248,000	248,000
2005	338,000	338,000
2006	157,000	157,000
2007	220,000	220,000
2008	155,000	155,000
2009	110,000	110,000
2010	173,000	0
	$ 1,401,000	$ 1,402,000

8. SUBSEQUENT EVENT

Options and warrants exercised

Subsequent to September 30, 2003, 45,000 stock options were exercised at $0.11 per share for gross proceeds of $4,950. In addition, 100,000 warrants were exercised at $0.12 per share for gross proceeds of $12,000.

9. FINANCIAL INSTRUMENTS

(i) Fair value

The carrying value of cash, accounts payable and accrued liabilities and shareholders' loans approximate their fair value because of the short maturity of these financial instruments.

(ii) Credit risk

The Company is not exposed to credit risk with respect to its receivable from the Government of Canada.

(iii) Translation risk

The Company translates transactions in US dollars into Canadian currency using rates at the date of the transactions. The exchange rate may vary from time to time.

04 MAR 30 AM 7:21

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF: X Schedule A

______ Schedules B & C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
GOLDEN RAVEN RESOURCES LTD.	December 31, 2003	2004/03/08

ISSUER ADDRESS				
4005 Gallagher's Terrace				
CITY	**PROVINCE**	**POSTAL CODE**	**ISSUER FAX NO.**	**ISSUER TELEPHONE NO.**
Kelowna,	BC	V1W 3Z8	(250) 861-4281	(250) 861-3960

CONTACT NAME	CONTACT POSTION	CONTACT TELEPHONE NO.
WILLIAM S. MCKEE	President	(250) 861-3960

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"William S. McKee"	**WILLIAM S. McKEE**	2004/03/08
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED YY/MM/DD**
"Craig D. Thomas"	**CRAIG D. THOMAS**	2004/03/08

GOLDEN RAVEN RESOURCES LTD.

FINANCIAL STATEMENTS
(Unaudited - see Notice to Reader)

THREE MONTHS ENDED DECEMBER 31, 2003

INDEX

Snowsell Jennens & Carter
Chartered Accountants

Snowsell Jennens & Carter
Chartered Accountants

NOTICE TO READER

We have compiled the balance sheet of **GOLDEN RAVEN RESOURCES LTD.** as at December 31, 2003 and the statements of income and deficit and cash flows for the period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these financial statements may not be appropriate for their purposes.

Snowsell Jennens & Carter

Chartered Accountants

Kelowna, British Columbia
March 3, 2004

Suite 101 - 1461 St. Paul Street, Kelowna, B.C. V1Y 2E4 * Fax (250) 763-1121 * Phone **(250) 763-8919**
Toll Free 1-877-SNOWSELL (1-877-766-9735) * www.sjc.bc.ca

GOLDEN RAVEN RESOURCES LTD.

Balance Sheet
(Unaudited - see Notice to Reader)

	December 31, 2003	September 30 2003
ASSETS		
Current		
Cash	$ **495**	$ 649
GST receivable	**604**	5,021
Deposit On Properties	**33,650**	33,650
	$ **34,749**	$ 39,320
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ **40,062**	$ 82,276
Due to related parties	**178,030**	136,051
Shareholders' loans	**50,071**	42,308
	268,163	260,635
CAPITAL STOCK AND DEFICIT		
Capital Stock *(note 2)*	**4,656,736**	4,656,736
Special Warrants *(note 2)*	**111,450**	111,450
Deficit	**(5,001,600)**	(4,989,501)
	(233,414)	(221,315)
	$ **34,749**	$ 39,320

Related Party Transactions *(note 3)*
Subsequent Events *(note 4)*

Approved by the Board

"William S McKee" Director

"Craig D. Thomas" Director

GOLDEN RAVEN RESOURCES LTD.

Statement of Income and Deficit
(Unaudited - see Notice to Reader)

	Three Months Ended December 31, 2003	Three Months Ended December 31 2002
Expenses		
Management fees	$ 7,500	$ 15,000
Office	2,949	1,745
Salaries and benefits	2,574	9,158
Regulatory and transfer agent fees	-	1,181
Professional fees (recovery)	(924)	2,225
	12,099	29,309
Net Loss for the Period	(12,099)	(29,309)
Deficit at Beginning of Period	(4,989,501)	(4,816,527)
Deficit at End of Period	$ (5,001,600)	$ (4,845,836)
Loss Per Share	$ 0.00	$ 0.00
Weighted Average Number of Shares	8,145,471	7,935,875

GOLDEN RAVEN RESOURCES LTD.

Statement of Cash Flows
(Unaudited - see Notice to Reader)

		Three Months Ended December 31, 2003		Three Months Ended December 31 2002
Operating Activities				
Net Loss for the period	$	(12,099)	$	(29,309)
Changes in non-cash working capital:				
GST receivable		4,417		(617)
Accounts payable and accrued liabilities		(42,214)		30,021
Due to related parties		41,979		-
Shareholders' loans		7,763		-
		(154)		95
Increase (Decrease) in Cash		(154)		95
Cash at Beginning of Period		649		(4)
Cash at End of Period	$	495	$	91

1. Basis of Presentation

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. These financial statements are condensed and do not include all disclosures required for annual financial statements. The accounting policies followed by the Company and other information are contained in the notes to the Company's audited financial statements for the year ended September 30, 2003 which were issued to the shareholders.

In the opinion of the Company's management, these financial statements reflect all adjustments necessary to present fairly the Company's financial position at December 31, 2003 and September 30, 2003 and the results of operations and cash flows for the three months then ended. The results of operations for the three months ended December 31, 2003 are not necessarily indicative of the results to be expected for the entire fiscal year.

2. Capital Stock

Authorized:

100,000,000	Common shares, without par value
100,000,000	Preference shares with a par value of $1 each of which 1,328,250 are designated Series "A" shares

Issued:

		December 31, 2003	December 31 2002
8,145,471	Common shares, without par value (Issued shares at December 31, 2002 - 8,085,971)	$ 4,656,736	$ 4,650,136

Share Purchase Options

On October 23, 2002, the Company issued 1,600,000 director and employee incentive stock options at a price of $0.11 per share which can be exercised for a period of two years. No options were exercised during the three month periods ended December 31, 2003 and December 31, 2002 but 590,000 expired due to resignations by Directors. At December 31, 2003, there were outstanding options remaining for 950,000 shares.

The company applies the settlement method in accounting for its stock options granted to employees, and accordingly, no compensation expense is recorded in these financial statements for those options granted.

2. Capital Stock (continued)

The Company applies the fair value method using the Black-Scholes options pricing model in accounting for options granted to non-employees. During the three months ended December 31, 2003, the Company did not grant any stock options to non-employees and as a result, no additional compensation was recognized in the books of the company for the period.

Expected life (years)	2.0
Interest rate	3.00%
Volatility	233.59%
Dividend yield	0.00%

Special Warrants

On May 26, 2003, the Company announced a private placement of up to 1,500,000 special warrants ("warrants") at a price of $0.10 per warrant. Each warrant entitled the holder thereof, upon exercise and without payment of any additional consideration, to acquire one share and one share purchase warrant. Each warrant entitles the holder thereof to purchase one additional share for a two year period at the price of $0.12 in the first year and $0.14 in the second year. As at December 31, 2003, 1,114,500 special warrants were purchased.

3. Related Party Transactions

The company had the following transactions with related parties:.

Management fees of $7,500 (2002 - $15,000) were paid to a company controlled by a director.

Salaries of $2,574 (2002 - $9,158) were paid to shareholders of the company.

Amounts due to shareholders totalled $50,071 (2002 - $16,465). These amounts bear no interest and have no stated terms of repayment.

These transactions are in the normal course of business and are recorded at exchange amount.

4. Subsequent Events

On February 23, 2004, Mr. Abdul Rahman Al-Tukaifi resigned as director and was replaced on February 25, 2004 by Mr. Grover Phillips.

04 MAR 30 AM 7:21

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF: ___ Schedule A

X Schedules B & C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
GOLDEN RAVEN RESOURCES LTD.	December 31, 2003	2004/03/08

ISSUER ADDRESS

4005 Gallagher's Terrace

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Kelowna,	BC	V1W 3Z8	(250) 861-4281	(250) 861-3960

CONTACT NAME	CONTACT POSTION	CONTACT TELEPHONE NO.
WILLIAM S. MCKEE	President	(250) 861-3960

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"William S. McKee"	WILLIAM S. McKEE	2004/03/08

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Craig D. Thomas"	CRAIG D. THOMAS	2004/03/08

GOLDEN RAVEN RESOURCES LTD.

Schedule B

Form 51-901F - Supplementary Information

Three Months Ended December 31, 2003

1. Related Party Transactions

See Note 3 of Schedule A.

2.(a) Authorized Capital

See Note 2 of Schedule A.

(b) Options, Warrants and Convertible Securities Outstanding

See Note 2 of Schedule A.

3. List of Directors

William McKee	President & Director
Trent Moore	Secretary & Director
Grover Phillips	Director
William Moss	Director
Herbert Adcox	Director
Craig D. Thomas	Director

GOLDEN RAVEN RESOURCES LTD.

Schedule C

Form 51-901F - Management Report

Three Months Ended December 31, 2003

The past quarter has been dominated by negotiating a satisfactory asset acquisition agreement regarding the purchase of certain mineral leases in Kentucky. In addition, management has been negotiating a financing agreement with a private oil and gas group in the United States to finance and operate the project. We anticipate closing the two agreements very soon.

In a subsequent event, Mr. Abdul Rahman Al-Tukhaifi, Saudi Arabia, has resigned as a director of the company due to geographical constraints as well as other business demands. Management has replaced him as a director with Mr. Grover Phillips of Stillwater Oklahoma.

William S. McKee

President

GOLDEN RAVEN RESOURCES LTD.
4005 Gallagher's Terrace
Kelowna, BC V1W 3Z8
Tel: (250) 861-3960 Fax: (250) 860-4281

March 18, 2004

TSX Venture Exchange Symbol GVN-H
Cusip #38116A10

SEC Exemption - 82-289777(12G)

NEWS RELEASE

Oil and Gas Acquisition
Director Appointment - Amendment

Golden Raven Resources Ltd. ("Golden Raven"), subject to regulatory approval, has entered into an arms length agreement dated February 16, 2004 with Jack Hibbard of Richmond, Kentucky to purchase certain mineral leases covering approximately 15,000 acres located in Breathitt County in Kentucky (the "Kentucky Leases") covered by Golden Raven's letter of intent announced on June 19, 2003, for a total purchase price of US$295,000 payable by a US$25,000 cash, non-refundable deposit; US$50,000 payable 20 days after execution of the agreement; US$45,000 payable by the issuance of 300,000 Shares at a deemed value of US$0.15 per Share; and US$25,000 upon the successful rehabilitation of each shut-in well on the Kentucky Leases to an aggregate amount of US$175,000. The Kentucky Leases contain approximately 200 shut-in oil wells as well as deposits of coal. The acreage sits astride what is locally referred to as the Highland Oil Pool. The oil zone is well defined and is located in what is referred to geologically as the Coniferous Zone. The average hole drilled ranges from 1,700 to 2,200 feet and the pay zone ranges from 40 to 65 feet in thickness. Wells were drilled in the period 1960 to 1980 but low production, low price and lack of transmission facilities resulted in the capping of the wells. Golden Raven's initial priority is to rehabilitate selected existing wells. Management will also examine the possibility of coal production on the leases.

Concurrently Golden Raven has entered into an arms length agreement dated February 16, 2004 with G&G Partnership ("G&G") of Bessemer, Alabama (Grover Phillips of Stillwater Oklahoma and Gary Jones of Bessemer, Alabama, partners) to assist in arranging a private placement of up to US$1,750,000 of which a minimum of US$500,000 will be arranged by G&G. The private placement will consist of units at US$0.15 per unit. Each Unit consists of one common share in the capital of Golden Raven and one share purchase warrant at a price of US$0.15 per Unit. The Warrants will be exercisable for a period one year exercisable at a price of US$1.00 per share. The funds will be used for working capital, the purchase of the Kentucky leases and the rehabilitation of existing shut-in wells on the Kentucky leases. G&G will arrange for sufficient funding to be advanced on behalf of the Company to Jack Hibbard to meet the $US50,000 obligation under the acquisition agreement. Also, certain other funds may be advanced on behalf of the Company to meet ongoing due diligence and compliance obligations before regulatory approval is obtained. All such funds will be non recourse to the Company if the necessary shareholder and regulatory approvals of the agreements are not obtained.

G&G will be the operator of the Kentucky Leases including the rehabilitation of the existing shut-in wells on the Kentucky Leases and will earn a 20% net interest in each well successfully rehabilitated after all expenses have been paid. In addition, G&G will be paid a success fee of $5,000 payable by the issuance of shares in Golden Raven at a deemed value of US$1.00 per share. A finders fee applies consisting of options to purchase 250,000 shares at a price of US$0.25 per share for a period of one year, plus 500,000 warrants, each such warrant entitling the holder thereof to purchase an additional share for a period of two years at a price of US$1.00 per share.

Mr. Grover Phillips, a principal of G&G, will become a director of Golden Raven. Mr. Phillips brings several years of successful business experience to the board. Along with a broad background in business he has purchased, operated, developed and financed oil and gas leases in Texas, Oklahoma and Kentucky. His experience in Kentucky, where he is currently involved in an active gas drilling program, will be invaluable to Golden Raven as Golden Raven is currently focusing on the development of oil and gas, as well as coal potential. Mr. Phillips has been granted an option to purchase up to 250,000 shares of Golden Raven at a price of US$0.15 per share exercisable for a period of five years.

The financial terms of this transaction involves the issuance of a significant number of shares, on a fully diluted basis, in terms of the present number of issued and outstanding shares. Therefore, in order to comply with TSX Venture Exchange rules and regulations, Golden Raven has retained Bolder Investment Partners, Ltd. to act as a sponsor. Bolder will be paid $10,000 plus GST as a due diligence fee and a further $10,000 plus GST upon delivery of the sponsor report to the Exchange plus legal and all other reasonable expenses related to its engagement. The transactions contemplated constitute a Reverse Take Over as that term is defined in the TSX Venture Policy manual 5.2.1.1. It is anticipated that if completed the Company will meet Tier 2 Listing Requirements for an Oil and Gas Issuer.

"William S. McKee"
President

TSX Venture Exchange Requirements

"Completion of the transaction is subject to a number of conditions, including but not limited to, Exchange acceptance and disinterested Shareholder approval. The transaction cannot close until the required Shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the Management Information Circular to be prepared in connection with the transactions, any information released or received with respect